Exhibit 99.1

Mountain Province Diamonds Increases Non-Brokered Private Placement from C$35M to C$45M

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

•	Overall project on schedule: first production on target for H2 2016
•	Permitting on schedule: final permits on target for H2 2014
•	Debt funding on schedule: loan agreements on target for Q4 2014

TORONTO AND NEW YORK, June 13, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that due to strong demand the Company has increased the size of the previously announced non-brokered private placement from C$35 million to approximately C$45 million. The first tranche under the private placement closed on June 12, 2014, and the second tranche is expected to close on or before June 20, 2014.

Common shares issued under the private placement have been priced at C$5 per share and are subject to a four month hold period.

The proceeds of the private placement will be used to support the Company's share of ongoing capital expenditures at the Gahcho Kué project and for general corporate purposes.

As at the end of May 2014 the overall project was progressing according to plan and budget and first production remains on schedule for H2 2016. In addition, processing of the final Gahcho Kué Land Use Permit and Class A Water License remains on schedule and these permits are expected to be approved during H2 of 2014. Finally, Mountain Province continues to progress project debt negotiations and expects to be able to announce further details, including debt terms, by the end of July and expects to be able to conclude definitive loan agreements by the end of 2014.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business and/or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 670-5114

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:23e 13-JUN-14